Exhibit 99.3

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL ACQUIRES JV SUBSIDIARY

Vancouver, BC – 7 September 2017 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”), an emerging integrator of small scale refineries with local crude oil feedstock production, today announced that it has closed a deal with eight subscribers and shareholders (the "Subscribers") of Continental Hilir Indonesia Pte. Ltd. ("CHI") a privately held Singapore company.

CHI is the Company's joint venture partner under a Joint Development Agreement dated 4 January 2017 (the "JDA") regarding the development of small scale crude oil refinery projects in Indonesia. The mostly Dubai based Subscribers have invested a total of US$ 700,000 into CHI to enable it to meet its obligations to the Company under the JDA. Of this amount CHI has made non-interest bearing reimbursable advances directly to the benefit of the Company of approximately US$ 400,000. The remainder is held as cash or has been expended on JDA activities for the joint benefit of CHI and the Company in the proportions 80/20 respectively.

In accordance with separate settlement and disposition agreements with each one of the Subscribers, the Company reimbursed the entire US$ 700,000 to the Subscribers by way of the issue of its own securities in an aggregate amount of 14,000,000 "Units" at a value of US$0.05 per Unit. Each Unit consists of one common share of the Company and one "Warrant" to purchase an additional common share at a fixed price of US$ 0.10 per common share for a term of one year from issue.

No commissions or fees of any kind were paid with respect to this transaction. Three of the Subscribers are related parties and also directors of the Company. The other Subscribers are all arms-length and unrelated parties to the Company. Each one of the related parties received 1,000,000 of the Units upon issue on the same terms as the arms-length Subscribers.

With issue of the Units, the Company discharged approximately US$ 400,000 in debt and also took up the Subscribers' allocated shares of CHI such that the Company acquired ownership and control of CHI. The Company intends to repurpose CHI as its trading subsidiary to handle crude oil feedstock imports and refined products exports for the Company's planned small scale refineries in Indonesia.

On behalf of the Company,
Robert V. Rudman, CPA
Chief Financial Officer

Source: Continental Energy Corporation
Media Contacts: Robert V. Rudman, CFO (1-561-779-9202) rrudman@continentalenergy.com
Further Info: www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements - Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. There are many factors which may cause actual performance and results to be substantially different from any plans or objectives described in any forward looking statements. In this release, there are no assurances that the Companies plans for imports and exports from its planned refineries will be realized. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed with the Securities and Exchange Commission available at www.sec.gov. The Company assumes no obligation to update the information in this release.